SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Q4 09 LNB Results

News release
4 February 2010

Aviva plc worldwide long-term savings new business
12 months to 31 December 2009

AVIVA REPORTS ENCOURAGING FOURTH QUARTER SALES
Improved fourth quarter sales

·     Life and pensions sales of £8 billion in the fourth quarter, up 21% on the third quarter of 2009

·     Strong regional performance with life and pension sales up 17% in the UK, 39%
      in Aviva Europe* and 45% in the US compared with the third quarter of 2009

·     Sales volumes managed to ensure capital efficiency and profitability

·      Worldwide total sales for the year of £36 billion (2008: £40 billion)

Capital position strengthened	· IGD solvency surplus estimated at £4.5 billion (2008: £2.0 billion)
Strong strategic progress	· Successful IPO of Delta Lloyd · £0.5 billion being paid to policyholders for reattribution of UK inherited estate · Completed sale of Australian life business
* which excludes Delta Lloyd

Andrew Moss, Aviva's group chief executive, commented:
"In the fourth quarter we increased sales across all our regions and saw the first signs of an improved appetite to save among our customers.  European bancassurance was particularly strong.
"In 2009 as a whole we have successfully managed new business to ensure the right balance between volume, capital efficiency and profitability. This means we have deliberately foregone sales in some areas.
"We also achieved a number of important milestones in the final three months of the year, in particular the IPO of our Dutch subsidiary, Delta Lloyd, building further momentum in the delivery of our 'One Aviva, twice the value' strategy.
"We start 2010 in a strong position. Our focus remains on growing our business profitably and improving our operational efficiency so that we can fully benefit as our major markets return to economic growth."
Key financial highlights
	Quarter 4 2009 £m	Quarter 3 2009 £m	Sterling change	Local currency change
Total life and pensions sales (PVNBP)[1]	7,943	6,587	21%	21%
Total investment sales[2]	830	1,094	(24)%	(25)%
Total long-term savings	8,773	7,681	14%	14%
	12 months 2009 £m	Restated 12 months 2008 £m	Sterling change	Local currency change
Total life and pensions sales (PVNBP)[1]	32,003	36,245	(12)%	(17)%
Total investment sales[2]	3,872	3,995	(3)%	(9)%
Total long-term savings	35,875	40,240	(11)%	(17)%

1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) uless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums.
2. Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

Information
Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Philip Scott +44 (0)20 7662 2264 Charles Barrows +44 (0)20 7662 8115 Susie Yeoh +44 (0)20 7662 2117	Hayley Stimpson +44 (0)20 7662 7544 Andrew Reid +44 (0)20 7662 3131 Sue Winston +44 (0)20 7662 8221 Ed Simpkins/Matthew Newton (Finsbury) +44 (0)20 7251 3801	Real time media conference call 07:45am (GMT) Analyst conference call 09:30am (GMT)	News release Overview………………….....1 Business review…………… ...1 Statistical supplement… ..6

Media
There will be a conference call today for real-time media at 0745 hrs (GMT).  The conference call will be hosted by Andrew Moss, group chief executive.
The Aviva media centre at
www.aviva.com/media
includes images, company information and news release archive. Photographs are available on the Aviva media centre at
www.aviva.com/media
.
Analysts
There will be a conference call today for analysts and investors at 0930 hrs (GMT) on +44 (0)20 7162 0125 (quoting "Aviva, Andrew Moss", pass code 855891).  This conference call will be hosted by Andrew Moss, group chief executive.
Replay will be available until 18 February 2010 on +44 (0)20 7031 4064.  The pass code for the whole conference call, including the question and answer session, is 855891 and for the question and answer session only the pass code is 2703086.

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Overview
Aviva made substantial progress in 2009, building momentum in the delivery of our 'One Aviva, twice the value' strategy. We concluded the successful IPO of Delta Lloyd, simultaneously monetising some of the value of our shareholding and updating the governance arrangements at our Dutch subsidiary. We completed the sale of our Australian business and are just concluding the payment of £0.5 billion to policyholders in the reattribution of the UK inherited estate.
Against the backdrop of tough market conditions Aviva has also delivered a robust sales performance, with total long-term savings new business of £36 billion, having managed new business flows with a strict focus on capital efficiency and profitability.  In addition, we have significantly strengthened our capital position with an estimated IGD solvency surplus at the 2009 year-end of £4.5 billion.
Sales in the fourth quarter were encouraging and we saw an improvement in customers' propensity to save.  Life and pensions sales were higher in all regions compared to the previous quarter, with a particularly strong performance in both bancassurance and retail channels in Europe.
Aviva is in a strong position at the start of 2010. We remain focused on growing our business profitably and improving our operational efficiency. This, together with our strong capital position and customers' clear preference for brands they can trust, means that we will be well positioned as our major markets return to economic growth this year.
Long-term savings
United Kingdom
Throughout 2009 Aviva's UK Life business has continued to follow a consistent strategy of proposition development, improving operational efficiency, enhancing customer and distributor service levels and disciplined financial management.
Exceptional economic conditions have impacted consumer confidence and reduced activity across the UK market.  Against this backdrop, life and pension new business sales were £8,914 million (2008: £11,858 million) with collective investment sales of £1,049 million (2008: £1,485 million) and, while remaining focussed on profitability, we have marginally improved our life and pension market share to 10.6%3 (Q3 2008: 10.5%).  An encouraging performance has been seen in the fourth quarter of 2009, with life and pension sales growing 17% and collective investment sales growing 96% over third quarter levels.
Life and pension sales through our joint venture with the Royal Bank of Scotland grew by 3% to £1,246 million (2008: £1,211 million) underpinned by over 10% growth in both pension and core protection sales compared with previous year.
Total
pension
sales were £3,752 million (2008: £4,753 million) with the fall due, in part, to the reduced number of large schemes written compared with the same period last year.  The pension market has continued to be impacted by lower consumer confidence, limited salary increases and higher unemployment, resulting in falls in both increments and group scheme membership.  Significant progress has been made in improving our pension proposition, with our innovative market-leading Pension Tracker being one of the reasons we were recognised as Pension Provider of the Year at the 2009 Personal Finance Awards.
At the end of 2009 we reopened our Wrap and Sipp platforms to new business and we see this as a key platform for growth going forward.
Sales of
protection
products (excluding creditor) were £940 million (2008: £890 million).  Growth has been driven primarily by our on-line Simplified Life proposition which has played a major part in delivering, in the fourth quarter of 2009, our highest level of quarterly sales in the last two years.  Overall protection sales (including creditor) were lower at £965 million (2008: £1,126 million), driven by the impact of the regulatory changes affecting creditor business.
Total
annuity
sales were lower at £1,897 million (2008: £2,433 million) due to lower bulk purchase annuity volumes of £175 million (2008: £826 million) as we remain resolute in achieving a minimum level of return.  Sales of individual annuities were 7% higher at £1,722 million (2008: £1,607 million) reflecting our ability in a contracting market to provide an annuity income, using our market-leading pricing capability, which takes account of customers' individual circumstances.  New applications almost trebled during 2009 and the fourth quarter saw record new business volumes. Further refinement of our postcode pricing approach will allow us to build on this momentum in 2010.
Equity release
sales have increased to £276 million (2008: £250 million).  While a number of other providers have exited this market we recognise that it plays an important part in the retirement plans of customers and we remain fully committed to retaining this proposition as part of our product offering.
Bond
sales were £2,024 million (2008: £3,296 million). The reduction compared with 2008 is in line with our focus on value driven by our commission reductions and the withdrawal of the Inflation Protected Guarantee option.  We have delivered new propositions, including the recent launch of a With-Profit Guaranteed bond, and increased the fund choice on our Investment Portfolio bond.
The reattribution of our inherited estate began on 1 October and is now almost complete.  We received an overwhelmingly positive response with more than 87% eligible policyholders voting, and 96% voting in favour of the offer.  Over 90% of the 740,000 cheques issued so far have been deposited.

3Source: Quarter 3 2009 ABI data
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We expect the market to remain tough in the short-term as the impact of the recession continues to influence demand for investment and savings products, but the strength of our brand, broad product range and distribution reach have left us well placed to continue driving growth.
Europe
In 2009, our European business, including Delta Lloyd, achieved a robust sales performance despite challenging market conditions across the region. Long term savings sales were 6% up at £18,704 million (2008: £17,716 million), a reduction of 2% on a local currency basis. Life and pensions sales were in line with prior year at £17,188 million (2008: £16,952 million), a 6% decrease on a local currency basis.
As we announced in October 2009, our strategy in Europe is two fold: firstly to make a 'Quantum Leap' in the performance of Aviva Europe, creating one market leading pan-European business from 12 federated businesses, and secondly the strategic management of our subsidiary Delta Lloyd, where Aviva now holds a 58% stake having raised €1.1 billion total gross cash proceeds following the IPO in November 2009.
Aviva Europe
In 2009, Aviva Europe achieved an excellent sales performance in the context of an extremely difficult market environment with volatile equity markets and property market uncertainty. Life and pensions sales were up 5% at £13,523 million (2008: £12,855 million) and were broadly in line on a local currency basis. Excluding the one-off items in 2008 relating to the transfer of the Caja Murcia risk portfolio and the initial contributions from compulsory pensions in Romania, sales were 11% higher on a sterling basis and were 4% up on a local currency basis. In 2009, fourth quarter sales of £3,753 million were 39% higher than those achieved in the third quarter, reflecting improvements in customer confidence and the diversity of our products and distribution channels.
We have made significant progress in our migration to a single Aviva brand. From January 2010, we have operated as Aviva in Ireland and we will complete our brand migration programme in June when we will operate as Aviva in Poland.
We have delivered a strong bancassurance performance through responding to customers' needs by offering innovative guaranteed products, and our retail sales performance is improving with our partnership with AFER, a leading savings association in France, achieving record sales. Our focus on new business profitability means that we took actions, in both distribution channels, on product mix and product design which have helped us to offset the impact of customer preferences for more capital intensive products such as savings with guarantees.
Bancassurance
We continue to exploit our leading and unique bancassurance franchise, which is the major component of our businesses in Italy and Spain and is also strong in France and Ireland.
Sales increased by 14% to £7,146 million (2008: £6,266 million), a 5% increase on a local currency basis.  Excluding the one-off transfer of the Caja Murcia protection portfolio of £170 million in 2008, bancassurance sales were up 8% on a local currency basis. This is a strong performance as bank partners continue to recognise the value of this revenue stream.
Bancassurance sales in
Italy
increased by 63% to £3,285 million (2008: £2,021 million), a 47% increase on a local currency basis. This growth reflects strong sales of with-profit guaranteed products driven by active marketing campaigns in the early part of the year. Protection sales increased by 54% supported by our partnership with Banco Popolare created in 2008.
In
Spain
, bancassurance sales were in line with the prior year at £2,209 million (2008: £2,206 million), a 9% decrease on a local currency basis.  Excluding the Caja Murcia transfer in 2008, sales are broadly level on a local currency basis. Sales in the fourth quarter increased by 103% over third quarter levels, with a strong uptake in pensions driven by marketing campaigns at the end of the Spanish tax year.
Bancassurance sales in
France
increased by 27% to £1,141 million (2008: £898 million), a 15% increase on a local currency basis. Through offering competitive and simple guaranteed return products, our partnership with Credit du Nord has capitalised on customers transferring their savings from short-term deposit products into more attractive insurance products. Unit-linked bond sales were impacted by uncertainty in the financial markets in 2009, but started to increase towards the end of the year with improving customer confidence.
Bancassurance sales in
Poland
were significantly lower than 2008 due to the large volumes of short-term endowment policies sold through Deutsche Bank as a special promotion in 2008.
Retail
We continue to build on our significant retail franchise as we develop a single pan-European retail operating model with common tools and methods supported by centralised sales support. The retail network is the predominant sales channel for our businesses in France and Poland, and is also strong in Ireland.
Retail sales were 3% down at £6,377 million (2008: £6,589 million), a 7% decrease on a local currency basis. In 2008, we benefited from £545 million of one-off initial contributions from the launch of compulsory pensions in Romania. Excluding these, retail sales were in line with the prior year on a local currency basis.
In
France
, retail sales performance was strong, up 26% to £3,750 million (2008: £2,982 million), a 14% increase on a local currency basis.  Our partnership with AFER continues to be extremely successful with our range of simple, easy to understand products. AFER is a highly trusted savings association and has increased sales by 41% growing its customer base by 5% to 712,000 in 2009.
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In
Poland
, retail sales were down 24% to £1,061 million (2008: £1,401 million), a 17% decrease on a local currency basis. The sales total for the fourth quarter of 2009 includes a positive benefit from changes to assumptions for average policy duration. Within the year, pension volumes reduced as these products become less attractive for providers and distributors as a result of recent Polish pension legislation changes. Further pension legislation proposals from the Polish government are expected in 2010 and we are actively engaging with the regulator as proposals are developed.
Retail sales in
Ireland
reduced by 2% to £636 million (2008: £646 million), an 11% decrease on a local currency basis. This reflects the poor economic climate, which impacted the Irish life insurance industry as a whole and an increasingly competitive marketplace.
Investment sales
in Aviva Europe were up significantly on 2008 at £852 million (2008: £460 million). Consumer sentiment improved over the course of the year, with a softening of customers' attitudes to investment risk and a consequent transfer of funds into more actively managed products. Our Absolute Tactical Asset Allocation fund was particularly successful in Italy and Spain, supported by focused marketing campaigns.  Sales into Global Convertible funds improved, supported by our long established expertise in this area, and we continue to see renewed interest in emerging market bonds.
Delta Lloyd
Life and pension sales through Delta Lloyd were 11% lower than 2008 at £3,665 million (2008: £4,097 million), a 19% decrease on a local currency basis. This was due to lower levels of corporate pension business reflecting reduced activity in this market in the early part of this year. In 2009, Delta Lloyd secured two large corporate pension schemes totalling £372 million compared with five schemes totalling £1,106 million in 2008.
Individual savings sales were also lower, affected by competition from rival bank products since the introduction of 'banksparen' products at the beginning of 2008. In 2009, Delta Lloyd also sold £219 million (2008: £38 million) of 'banksparen' products4 within its own banking operation. The lower life and pension sales were partly offset by a full year's contribution from Swiss Life Belgium, which Delta Lloyd acquired in June 2008.
Investment product sales more than doubled to £664 million (2008: £304 million) reflecting strong sales of Delta Lloyd's Euro Credit fund.
North America
In the USA new business sales of £4,545 million (2008: £5,715 million) were 20% lower on a sterling basis and 33% lower on a local currency basis. This reflected our continued focus on increasing capital efficiency by moderating the pace of annuity sales compared to the prior year, growing our life insurance business and our decision not to write funding agreement sales in 2009 (2008: £848 million). Excluding the impact of funding agreement sales written in 2008, life and annuity sales were down 7% over the same period last year and 21% lower on a local currency basis. Our fourth quarter sales have shown positive growth from the third quarter this year, increasing by 45%, reflecting both an improvement in annuity and life sales.
Sales of
annuities
for the year have decreased by 13% to £3,674 million (2008: £4,244 million), and by 27% on a local currency basis. Sales in the fourth quarter were up 44% over the third quarter sales, with the number of pending applications significantly higher than at the previous quarter end. Customers continue to seek products with guarantees and recognise Aviva as one of the stronger market participants. However, demand for annuities in the first half of the year exceeded our desired production, so we took actions to focus on capital efficiency and ensure that the overall business mix for the year was consistent with our strategic goals.
Life
product sales, which mainly include indexed universal life and term assurance products, were 40% higher at £871 million (2008: £623 million), and 19% higher on a local currency basis. This is a strong result when set in the context of a US life market which declined 19% through the first nine months of 2009. Our fourth quarter sales were 47% higher than the third quarter of this year. Our innovative products and actions to build distribution through expansion into the brokerage general agency market and leveraging our existing life and annuity channels provide confidence in our position for future growth.

Asia Pacific
Total long-term savings sales for Asia Pacific were £2,663 million (2008: £3,466 million).  Life and pension sales were 21% below prior year at £1,356 million (2008: £1,720 million), 30% lower on a local currency basis, reflecting the impact of the volatile economic environment across the region, which abated towards the last quarter of the year. The fourth quarter sales were also impacted by the sale of the Australian business, which completed on 1 October 2009. Excluding the Australian business, life and pension sales increased by 20% between the third and fourth quarters of 2009 reflecting a positive change in trend and outlook for the region. However for the year, sales for Asia fell by 19% to £1,095 million (2008: £1,351 million).
Our joint venture in
South Korea
continues to perform strongly with sales of £288 million (2008: £149 million) and now represents 21% of life and pension sales in the region.  Sales growth is being led by the bancassurance channel with our partner Woori Bank and its subsidiaries, and the successful growth of our agency force.
Our joint venture in
China
, Aviva-COFCO, opened its tenth provincial branch ahead of the 2010 target and recorded a 15% increase in sales to £340 million (2008: £296 million), down 4% on a local currency basis, reinforcing our position as one of the top three foreign insurers in the market.
Sales in
Singapore
,
Hong Kong
,
India
and our
other Asia
markets are lower than 2008 as a result of the uncertain economic environment throughout the year which led to increased investor caution, as well as our decision to scale back on the sale of capital intensive products in a number of our markets, namely Hong Kong, Taiwan and Malaysia, in line with our overall strategy to improve capital efficiency. The steps which we have taken to enhance this efficiency and protect profitability include modifying product mix and product repricing. Lapses and persistency are also key challenges for the industry in the current environment and several initiatives have been launched to increase customer retention, focusing on customer service and product design.

4 These sales are not included in our long-term savings figures as they are receipts from banking product sales.

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Investment product
sales were lower than prior year at £1,307 million (2008: £1,746 million), 32% lower on a local currency basis, as a result of heightened investor caution and lower disposable income throughout the year. Our fourth quarter result was also impacted by the disposal of the Australia life business on 1 October, although sales through Aviva Investors continued in this market. Singapore investment product sales are broadly in line with the prior year due to improving investor sentiment in the latter half of the year.
General Insurance
In our general insurance business we continue to write business for profit not for volume, with the trends in business volumes broadly in line with the first nine months of the year. However, we have seen exceptional weather claims of around £100 million in the final quarter of the year which will impact the combined operating ratio for the full year. This has been driven particularly by the storms in both Ireland, where exceptional claims were around £80 million, and in the UK.
Returning to top-line growth is a priority in our UK general insurance business. Through the year we invested in building the Aviva brand in the UK.  This has established us well in customers' minds and already the Aviva brand is as strong as Norwich Union was a year ago. Through our 'Aviva deal' direct marketing campaign we sold more motor policies in the fourth quarter than in the same period in the previous three years.
In addition, in January this year we launched our Corporate Risks business focusing on larger corporate risks. Reaction has been positive with a number of contracts already secured.
Fund Management
Aviva Investors
Following a turbulent start to the year, market conditions continued to improve alongside increased risk appetite among investors. In this environment, Aviva Investors has continued to develop its business focusing on third party and cross border sales opportunities. We have accumulated assets during 2009 and have developed a strong sales pipeline across all asset classes and markets.
Full year 2009 net inflows totalled £0.9 billion, of which £2.4 billion were sourced from third party clients, which offset outflows of £1.5 billion from Aviva group companies.  The overall total from group companies included strong inflows into the French and North America Life Business, although these were more than offset by significant maturities in our UK with-profit funds.
Our liquidity fund range continued to generate interest through the year attracting strong inflows in France and the UK, and our Continental Europe distribution channel continued to contribute meaningfully to sales performance through our SICAV fund range.  Convertible and tactical asset allocation funds were the primary drivers of sales into this range, supported by focused sales and marketing campaign.
Our absolute focus on our clients is bringing results. Aviva Investors was ranked first quartile in the UK-focused Greenwich Quality Index, which measures both investment quality and client service.  Client service achieved a significant improvement with first quartile ranking in the 2009 survey and investment quality moved up to second quartile from fourth in 2007.  In addition, we continue to deliver improving investment performance globally, with particular success in Australia and France where over 90% of our funds outperformed their benchmark.  Our fund management capabilities have been recognised externally.  Among many independent accolades, Aviva Investors was named SRI Provider of the year at the European Pensions 2009 Awards and the Aviva Investors Listed Property Fund won the award for best Australian Listed Property Fund at the annual AFR Smart Investor Awards.

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Notes to editors
-
Aviva is the leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's fifth largest insurance group based on gross worldwide premiums at 31 December 2008.
-
Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £51.4 billion and funds under management of £381 billion at 31 December 2008.
*   Based on 2008 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.
The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.
-
All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0. 88 (12 months to 31 December 2008: 1 euro = £0.80) and £1 = US$1.57 (12 months to 31 December 2008: £1 = US$1.85).
-
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.
-
Definition: Present value of new business premiums (PVNBP)

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.
-
Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "
Company
" or "
Aviva
") with the United States Securities and Exchange Commission ("
SEC
").
This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements.  Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.
For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's registration statement on Form 20-F as filed with the SEC on 7 October 2009.  Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make.  Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ
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Statistical Supplement
Contents
Analyses

1.    Geographical analysis of life, pension and investment sales

2.    Analysis of sales via bancassurance channels

3.    Geographical analysis of regular and single premiums - life and pensions sales

4.    Geographical analysis of regular and single premiums - investment sales

5.    Trend analysis of PVNBP - cumulative

6.    Trend analysis of PVNBP - discrete

7.    Europe analysis for bancassurance and retail sales

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1 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums[1]
	12 months 2009 £m	Restated [2] 12 months 2008 £m	% Growth
			Sterling	Local [3] currency
Life and pensions business

Individual pensions	3,290	3,722	(12)%	(12)%
Group pensions	462	1,031	(55)%	(55)%
Annuities	1,897	2,433	(22)%	(22)%
Bonds	2,024	3,296	(39)%	(39)%
Protection	965	1,126	(14)%	(14)%
Equity release	276	250	10%	10%
United Kingdom	8,914	11,858	(25)%	(25)%

France	4,891	3,880	26%	14%
Ireland	1,072	1,299	(17)%	(25)%
Italy	3,607	2,331	55%	40%
Poland	1,079	1,842	(41)%	(35)%
Spain	2,454	2,489	(1)%	(11)%
Other Europe	420	1,014	(59)%	(57)%
Aviva Europe	13,523	12,855	5%	(1)%
Delta Lloyd[4]	3,665	4,097	(11)%	(19)%
Europe	17,188	16,952	1%	(6)%

Life	871	623	40%	19%
Annuities	3,674	4,244	(13)%	(27)%
Funding agreements	-	848	(100)%	(100)%
North America	4,545	5,715	(20)%	(33)%

Australia	261	369	(29)%	(35)%
China	340	296	15%	(4)%
Hong Kong	110	248	(56)%	(63)%
India	79	141	(44)%	(47)%
Singapore	155	316	(51)%	(57)%
South Korea	288	149	93%	91%
Other Asia	123	201	(39)%	(45)%
Asia Pacific	1,356	1,720	(21)%	(30)%

TOTAL LIFE AND PENSIONS	32,003	36,245	(12)%	(17)%

1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums
2. The restatement in Spain of £38 million in 2008 is due to the reclassification of incremental premiums on annual renewable term contracts from new business to existing business
3. Growth rates are calculated based on constant rates of exchange.
4. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

Further analysis of the European bancassurance and retail sales are given on page 14.
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1 - Geographical analysis of life, pension and investment sales
continued

	12 months 2009 £m	Restated [1] 12 months 2008 £m	% Growth
			Sterling	Local[2] currency
Investment sales[4,5]

United Kingdom	1,049	1,485	(29)%	(29)%

Aviva Europe[5]	852	460	85%	72%
Delta Lloyd [3]	664	304	118%	97%
Europe	1,516	764	98%	82%

Australia[5]	922	1,411	(35)%	(40)%
Singapore	385	335	15%	1%
Asia Pacific	1,307	1,746	(25)%	(32)%

Total investment sales	3,872	3,995	(3)%	(9)%

TOTAL LONG-TERM SAVINGS SALES	35,875	40,240	(11)%	(17)%

1. The restatement in Spain of £38 million in 2008 is due to the reclassification of incremental premiums on annual renewable term contracts from new business to existing business
2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums
5. Investment sales include sales from the retail operations of Aviva Investors

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2 - Analysis of sales via bancassurance channels

	Present value of new business premiums[1]
	12 months 2009 £m	Restated[2] 12 months 2008 £m	Sterling growth	Local currency growth[3]
Bancassurance

United Kingdom - RBS	1,246	1,211	3%	3%

France - Credit du Nord	1,141	898	27%	15%

Ireland - Allied Irish Bank	436	653	(33)%	(40)%

UniCredit Group	1,651	894	85%	67%
Eurovita	563	155	263%	228%
Unione di Banche	940	871	8%	(2)%
Other	131	101	30%	17%
Italy	3,285	2,021	63%	47%

Poland	18	441	(96)%	(95)%

Bancaja	704	582	21%	9%
Caixa Galicia	225	318	(29)%	(36)%
Unicaja	750	675	11%	-
Caja España	301	213	41%	28%
Other	229	418	(45)%	50%
Spain	2,209	2,206	-	(9)%

Other Europe	57	47	21%	27%

Aviva Europe	7,146	6,266	14%	5%

Delta Lloyd [4] - ABN Amro	398	466	(15)%	(23)%

Europe	7,544	6,732	12%	3%

North America	-	11	(100)%	(100)%

Asia Pacific	471	674	(30)%	(38)%

Total life and pensions	9,261	8,628	7%	(1)%

Investment sales[5]

United Kingdom - RBS	177	428	(59)%	(59)%

TOTAL BANCASSURANCE SALES	9,438	9,056	4%	(3)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions
      Consistent with those used to determine new business contribution.
2. The restatement in Spain of £38 million in 2008 is due to the reclassification of incremental premiums on annual renewable term contracts from new business to existing business
3. Growth rates are calculated based on constant rates of exchange.
4. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
5. Investment sales are calculated as new single premium plus annualised value of new regular premiums.

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3 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	12 months 2009	Local currency growth	WACF	Present value	12 months 2008	WACF	Present value	12 months 2009	12 months 2008	Local currency growth
	£m			£m	£m		£m	£m	£m

Individual pensions	357	(11)%	4.9	1,733	399	4.5	1,792	1,557	1,930	(19)%
Group pensions	22	(71)%	5.2	114	77	4.6	358	348	673	(48)%
Annuities	-	-	-	-	-	-	-	1,897	2,433	(22)%
Bonds	-	-	-	-	-	-	-	2,024	3,296	(39)%
Protection	152	(17)%	6.3	956	184	5.6	1,030	9	96	(91)%
Equity release	-	-	-	-	-	-	-	276	250	10%
United Kingdom	531	(20)%	5.3	2,803	660	4.8	3,180	6,111	8,678	(30)%

France	92	(12)%	6.6	608	95	6.9	651	4,283	3,229	20%
Ireland	78	(45)%	4.3	337	129	4.3	557	735	742	(10)%
Italy	111	(24)%	5.3	592	132	6.0	796	3,015	1,535	78%
Poland	71	(27)%	13.1	927	106	11.2	1,183	152	659	(74)%
Spain	128	(33)%	6.1	782	174	6.0	1,042	1,672	1,447	4%
Other Europe	82	(28)%	4.5	365	117	7.7	906	55	108	(48)%
Aviva Europe	562	(29)%	6.4	3,611	753	6.8	5,135	9,912	7,720	9%
Delta Lloyd [1]	207	(5)%	9.3	1,935	197	9.0	1,775	1,730	2,322	(33)%
Europe	769	(24)%	7.2	5,546	950	7.3	6,910	11,642	10,042	6%

North America	90	12%	9.6	861	68	8.8	600	3,684	5,115	(39)%

Asia	185	(4)%	4.5	828	174	5.4	941	267	410	(43)%
Australia	49	(26)%	4.0	196	60	3.6	217	65	152	(61)%
Asia Pacific	234	(9)%	4.4	1,024	234	5.0	1,158	332	562	(48)%

TOTAL LIFE AND PENSIONS	1,624	(19)%	6.3	10,234	1,912	6.2	11,848	21,769	24,397	(17)%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

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4 - Geographical analysis of regular and single premiums - investment sales

	Regular			Single			PVNBP
	12 months 2009 £m	12 months 2008 £m	Local currency growth	12 months 2009 £m	12 months 2008 £m	Local currency growth	Local currency growth

United Kingdom [2]	69	77	(10)%	959	1,320	(27)%	(29)%

Aviva Europe	5	7	(17)%	847	453	8%	72%
Delta Lloyd [1]	-	-	-	664	304	98%	97%
Europe	5	7	(17)%	1,511	757	83%	82%

Australia	-	-	-	922	1,411	(40)%	(40)%
Singapore	-	-	-	385	335	1%	1%
Asia Pacific	-	-	-	1,307	1,746	(32)%	(32)%

TOTAL INVESTMENT SALES	74	84	(11)%	3,777	3,823	(7)%	(9)%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

2.
UK regular premium investment sales include SIPP products. These are similar in nature to pension products and their payment pattern is stable and predictable and accordingly they have been capitalised. Regular premium SIPP sales for the 12 months to 31 December 2009 totalled £5.6 million (2008: £22 million) and have been capitalised using a weighted average capitalisation factor of 5 (2008: 5). As such, regular premium SIPP sales have produced an overall contribution to investment sales of £28 million (2008: £110 million) out of the UK investment sales of £1,049 million (2008: £1,485 million)

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5  - Trend analysis of PVNBP - cumulative

	Present value of new business premiums
	Restated[1] Q108 YTD £m	Restated[1] Q208 YTD £m	Restated[1] Q308 YTD £m	Restated[1] Q408 YTD £m	Q109 YTD £m	Q209 YTD £m	Q309YTD £m	Q409YTD £m
Life and pensions business

Individual pensions	945	2,038	2,946	3,722	900	1,918	2,649	3,290
Group pensions	171	372	552	1,031	89	171	244	462
Annuities	518	1,286	1,920	2,433	475	833	1,249	1,897
Bonds	849	1,628	2,399	3,296	713	1,219	1,602	2,024
Protection	323	606	872	1,126	245	461	707	965
Equity release	44	80	156	250	83	133	213	276
United Kingdom	2,850	6,010	8,845	11,858	2,505	4,735	6,664	8,914

France	1,061	2,062	2,895	3,880	1,270	2,440	3,540	4,891
Ireland	330	699	978	1,299	187	426	690	1,072
Italy	678	1,305	1,811	2,331	1,136	2,198	2,849	3,607
Poland	569	951	1,504	1,842	351	554	743	1,079
Spain	628	1,295	1,783	2,489	737	1,245	1,642	2,454
Other Europe	130	667	859	1,014	112	208	306	420
Aviva Europe	3,396	6,979	9,830	12,855	3,793	7,071	9,770	13,523
Of which: Bancassurance	1,803	3,605	4,923	6,266	2,243	4,093	5,384	7,146
Retail	1,593	3,374	4,907	6,589	1,550	2,978	4,386	6,377
Aviva Europe	3,396	6,979	9,830	12,855	3,793	7,071	9,770	13,523

Delta Lloyd [1]	874	2,085	3,190	4,097	942	1,780	2,835	3,665
Europe	4,270	9,064	13,020	16,952	4,735	8,851	12,605	17,188

North America	1,048	2,227	3,810	5,715	1,929	3,189	3,742	4,545
Asia	338	684	1,053	1,351	325	532	788	1,095
Australia	99	212	286	369	75	166	261	261
Asia Pacific	437	896	1,339	1,720	400	698	1,049	1,356
Total life and pensions	8,605	18,197	27,014	36,245	9,569	17,473	24,060	32,003

1. The restatement in Spain in 2008 is due to the reclassification of incremental premiums on annual renewable term contracts from new business to existing business

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6 - Trend analysis of PVNBP - discrete

	Present value of new business premiums
	Restated[1] Q108 £m	Restated[1] Q208 £m	Restated[1] Q308 £m	Restated[1] Q408 £m	Q109 £m	Q209 £m	Q309 £m	Q409 £m
Life and pensions business

Individual pensions	945	1,093	908	776	900	1,018	731	641
Group pensions	171	201	180	479	89	82	73	218
Annuities	518	768	634	513	475	358	416	648
Bonds	849	779	771	897	713	506	383	422
Protection	323	283	266	254	245	216	246	258
Equity release	44	36	76	94	83	50	80	63
United Kingdom	2,850	3,160	2,835	3,013	2,505	2,230	1,929	2,250

France	1,061	1,001	833	985	1,270	1,170	1,100	1,351
Ireland	330	369	279	321	187	239	264	382
Italy	678	627	506	520	1,136	1,062	651	758
Poland	569	382	553	338	351	203	189	336
Spain	628	667	488	706	737	508	397	812
Other Europe	130	537	192	155	112	96	98	114
Aviva Europe	3,396	3,583	2,851	3,025	3,793	3,278	2,699	3,753
Of which: Bancassurance	1,803	1,802	1,318	1,343	2,243	1,850	1,291	1,762
Retail	1,593	1,781	1,533	1,682	1,550	1,428	1,408	1,991
Aviva Europe	3,396	3,583	2,851	3,025	3,793	3,278	2,699	3,753

Delta Lloyd [1]	874	1,211	1,105	907	942	838	1,055	830
Europe	4,270	4,794	3,956	3,932	4,735	4,116	3,754	4,583

North America	1,048	1,179	1,583	1,905	1,929	1,260	553	803
Asia	338	346	369	298	325	207	256	307
Australia	99	113	74	83	75	91	95	-
Asia Pacific	437	459	443	381	400	298	351	307
Total life and pensions	8,605	9,592	8,817	9,231	9,569	7,904	6,587	7,943

1. The restatement in Spain in 2008 is due to the reclassification of incremental premiums on annual renewable term contracts from new business to existing business

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7 - Europe analysis of bancassurance and retail sales

	Bancassurance				Retail				Total
12 months 2009		Restated[1] 12 months 2008	Local currency growth	12 months 2009	12 months 2008	Local currency growth	12 months 2009	Restated[1] 12 months 2008	Local currency growth
£m		£m		£m	£m		£m	£m
Life and pensions
France	1,141	898	15%	3,750	2,982	14%	4,891	3,880	14%
Ireland	436	653	(40)%	636	646	(11)%	1,072	1,299	(25)%
Italy	3,285	2,021	47%	322	310	(6)%	3,607	2,331	40%
Poland	18	441	(95)%	1,061	1,401	(17)%	1,079	1,842	(35)%
Spain	2,209	2,206	(9)%	245	283	(22)%	2,454	2,489	(11)%
Other Europe	57	47	27%	363	967	(61)%	420	1,014	(57)%

Aviva Europe	7,146	6,266	5%	6,377	6,589	(7)%	13,523	12,855	(1)%

1. The restatement in Spain in 2008 is due to the reclassification of incremental premiums on annual renewable term contracts from new business to existing business

END
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 February, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary